650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 15, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Laura Nicholson

John Dana Brown

Re:	Tesla, Inc.

Registration Statement on Form S-4

Filed February 20, 2019

File No. 333-229749

Ladies and Gentlemen:

On behalf of our client, Tesla, Inc. (“Tesla” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 4, 2019, relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and a copy marked to show all changes from the version filed on February 20, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Form S-4 filed February 20, 2019

General

1.

Please update the prospectus to include the information required by Item 19(a)(7) of Form S-4 for the most recently completed fiscal year, including the information required by Item 402 of Regulation S-K. Alternatively, amend your Form 10-K to provide such information. For guidance, refer by analogy to Securities Act Forms Compliance and Disclosure Interpretation 123.01.

The Company respectfully advises the Staff that the Company intends to file an amended Registration Statement on Form S-4, which will include the information required by Item 19(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K, for the fiscal year ended December 31, 2018 before the Company requests acceleration of the effectiveness of the Registration Statement pursuant to Rule 461.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

March 15, 2019

2.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company advises the Staff that the Company’s forum selection provision provides that certain matters be litigated in the Court of Chancery of the State of Delaware, and if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware. This provision follows established Delaware case law (see Boilermakers Local 154 Ret. Fund v. Chevron Corp., C.A. No. 7220-CS (Del. Ch. June 25, 2013)) and legislation (see 8 Del. C. §115). Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, the Company has revised its disclosure on page 111 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision.

* * * *

Securities and Exchange Commission

March 15, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

cc:	Jonathan A. Chang, Tesla, Inc.

M. Yun Huh, Tesla, Inc.

Rakhi I. Patel, Tesla, Inc.

Michael S. Ringler, Wilson Sonsini Goodrich & Rosati P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati P.C.